UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On October 2, 2026, AC Immune SA (“AC Immune”) held an Extraordinary General Meeting. The final result of the agenda item submitted to a vote of the shareholders is set out below and further details will be provided in the minutes which will be published on AC Immune’s website (https://ir.acimmune.com/governance) within 15 days:

Agenda Item: Election of a Member of the Board of Directors

AC Immune shareholders approved the election of Tom Graney as Member of the Board of Directors until the end of the Annual General Meeting 2027.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Martin Zuegel
Name: Martin Zuegel
Title: Interim Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: October 2, 2026